Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Anesiva, Inc. for the registration of shares of its common stock, preferred stock, debt securities, warrants, and units and to the incorporation by reference therein of our reports dated March 8, 2007, with respect to the consolidated financial statements of Anesiva, Inc., Anesiva, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Anesiva, Inc., included in its Annual Report (Form 10-K) for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Palo Alto, California

November 9, 2007